Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended June 30,	2016	2015
Fixed charges:
Interest expense including amortization of debt discount	$173	$153
Portion of rentals representing an interest factor	16	24
Total fixed charges	$189	$177
Earnings available for fixed charges:
Net income	$979	$1,204
Equity earnings net of distributions	(8)	(8)
Income taxes	585	734
Fixed charges	189	177
Earnings available for fixed charges	$1,745	$2,107
Ratio of earnings to fixed charges	9.2	11.9

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